April 19, 2006


VIA EDGAR and FEDERAL EXPRESS
-----------------------------

Edward M. Kelly, Senior Counsel
Division of Corporation Finance
Mail Stop 20549-7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

         Re: ADA-ES, Inc.
             Pre-effective Amendment No. 2 to Registration Statement on Form S-3 Initially Filed January 17, 2006
             File No. 333-131085
             -------------------

Dear Mr. Kelly:

     On behalf of ADA-ES, Inc. ("we" or the "Company"), we respond as follows to the Staff's comment letter dated February 1, 2006 relating to the above-captioned registration statement on Form S-3. Captions and page references herein correspond to those set forth in Amendment No. 2 to the registration statement ("Amendment No. 2" or the "prospectus"), a copy of which has been marked to show changes from Amendment No. 1 to the Registration Statement as filed on January 23, 2006. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to you directly for your convenience. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each immediately thereafter.

General
-------

1. We are not making any determination whether the disclosure, including, for example cautionary language or the disclosure's placement, satisfies the sections' requirement if the registration statement states that it:

     o Includes forward-looking statements within the meaning of section 27A of the Securities Act and the section 21E of the Exchange Act.

     o    Otherwise makes reference to those provisions.

     o Makes reference to the Private Securities Litigation Reform Act of 1995 generally.

     Although we are not requesting that the staff make such determination, please note that we have revised the Forward Looking Statements disclosure and moved it forward to page 2 so that it precedes the section of the prospectus entitled "Risk Factors."

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Edward M. Kelly, Senior Counsel
Securities & Exchange Commission
April 19, 2006
Page 2


Selling Shareholders
--------------------

2. Identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by each beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise appropriately. We note the disclosures in footnotes (8), (9), (10), (11), (14), and (16).

     We have complied with this request for all selling shareholders except those who are subject to investment advisory relationships with Wellington Management, llp ("Wellington"), which are those selling shareholders identified by footnote 20 in the Selling Shareholders table (which begins on page 8). While we are aware of the Staff's position, as stated in Item 4S of the March 1999 supplement to the Staff's Telephone Interpretations Manual, that disclosure of the names of the person or persons having sole or shared voting and investment control over the securities held by each beneficial owner is desirable, we have been persuaded that it is not required by applicable law, and in the case of those accounts over which Wellington exercises such control, it would be impractical to do so and would not be meaningful. In support of this position, we have been provided with a Memorandum dated March 27, 2006, prepared by counsel for Wellington, which we are including with this letter as Attachment A. We believe that the reasoning provided by Wellington in support of its position that the requested disclosure is not (a) required by law, and (b) meaningful in this situation, is persuasive, and request that the Staff concur in this position.

3. We note the disclosure that you may add additional shareholders or update or change the information in this section through amendments to the registration statement or the filing of prospectus supplements. To conform to the requirements of Form S-3, information required by item 507 of Regulation S-K should be complete and accurate for all shares being registered as of the registration statement's effectiveness. Consistent with our established interpretations, Rule 424 of Regulation C under the Securities Act may be used to add selling shareholders who acquire their shares of common stock after the registration statement's effectiveness if the prospectus indicates expressly that it contemplates its use by post-effective transferees of the selling shareholders identified in the prospectus. Thus, consider adding disclosure in this section that the term selling shareholders includes the selling shareholders listed in the table and their tranferees, pledgees, donees, and their successors. We note the disclosure under, "Plan of Distribution."

     We have complied with the request and have added the disclosure to the end of the 3rd paragraph of the section entitled "Selling Shareholders," at page 8 of the prospectus.

4. Disclose that ADA-ES will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

     We have complied with this request and have added the disclosure to the end of the 3rd paragraph of the section entitled "Selling Shareholders," at page 8 of the prospectus.

5. We note the disclosure under "Plan of Distribution" that if you are notified in writing by a selling shareholder that a selling shareholder has entered into any material arrangement with a broker-dealer for the sale of

Edward M. Kelly, Senior Counsel
Securities & Exchange Commission
April 19, 2006
Page 3


     common stock, you will file a supplement, if required, to this prospectus. Revise to state that you will file a supplement to this prospectus if a selling shareholder enters into a material arrangement with a broker-dealer for sale of the common stock being registered.

     We have complied with this request and have added the disclosure to the 5th paragraph of the section entitled "Plan of Distribution" at page 11 of the prospectus.

     I believe that this responds to all of the Staff's comments. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.


                                           Sincerely,

                                           ADA-ES, Inc.

                                           /s/ Mark H. McKinnies

                                           Mark H. McKinnies
                                           Senior VP and Chief Financial Officer



Attachment


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                                            ATTACHMENT A
                                            ------------


Memorandum              Wellington Management Company, llp

                        To:     Mark McKinnies, ADA-ES, Inc.

                        From:   Julie A. Jenkins, Vice President and Counsel

                        Re:     ADA-ES, Inc.

                        Date:   March 27, 2006

Introduction            We have prepared this memorandum in connection with the review by the staff of the Securities and Exchange Commission (the "SEC") of the registration statement on Form S-3 (the "Registration Statement") of ADA-ES, Inc. (the
                        "Registrant"). Certain investment advisory client accounts ("Client
                        Accounts") advised by Wellington Management Company, llp ("Wellington
                        Management") are named as selling shareholders in the Registration
                        Statement. The Registration Statement discloses the names of the Client
                        Accounts and the fact that Wellington Management is the investment adviser to the Client Accounts.

                        We understand from discussions with you that, in the course of reviewing the
                        Registration Statement, the SEC staff has orally requested a written explanation of the legal basis as to why the Registrant is not required to include, in the list of selling shareholders contained in the Registration
                        Statement, the names of the natural persons with power to vote or to dispose of the securities offered for resale by the Client Accounts. For the reasons set forth below, we do not believe that the requested disclosure is practicable for Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.


Information Regarding   Wellington Management is an investment adviser, registered with the SEC
Wellington Management   under the Investment Advisers Act of 1940, as amended. We offer investment management services for a fee to separate account clients, US and non-US mutual funds sponsored by unaffiliated parties, and our own privately offered investment vehicles, including collective investment funds, common trust funds, non-US domiciled funds and US and non-US domiciled hedge funds.
                        Our investment services include portfolio management styles and approaches in equities, fixed income securities, currencies and commodities, and asset allocation across these asset categories. By way of contract with our clients, Wellington Management is given full and complete discretion to manage, supervise and direct the investment and reinvestment of assets in a client's account, and may be given authority to vote securities held in a client's account in response to proxies solicited by the issuers of such securities.

                        Each portfolio manager (or portfolio management team) makes investment decisions for the portfolios that he or she manages, based on the portfolio manager's own evaluation of the investment opportunities in light of the client's investment objectives and strategies. Accordingly, the firm may be buying a security for one client while it is selling that security for another. In addition, more than one portfolio manager (or portfolio management team) may be buying the same security for a number of different clients. Some, but not all, of our clients give discretion to Wellington
                        Management to vote proxies on securities held in their portfolios. Our Proxy
                        Voting Guidelines set forth general guidelines for voting proxies, but we evaluate each proposal on its merits. The portfolio manager for the client account has the authority to decide the final vote, absent a material conflict of interest.

                        March 27, 2006
                        Page 2


                        Wellington Management does not have a Chief Investment Officer, or any group of individuals who give "top down" direction with respect to investment positions or strategies for portfolios that we manage. We believe that this structure best enables us to meet the investment objectives of our diverse client base and encourages individual responsibility for investment performance.

                        Because of Wellington Management's de-centralized approach to investment management, we believe that it is impracticable for us to include in the list of selling shareholders contained in registration statements the names of a natural person with power to vote or to dispose of the securities offered for resale by client accounts. It would be inaccurate to name just one natural person for each and every Wellington Management client. And, because numerous portfolio managers make investment and voting decisions for the client accounts, it is impracticable to provide the names of the particular portfolio managers for each different client account for each security.

Applicable Law          Form S-3 requires, among other things, disclosure of the matters covered by
                        Regulation S-K, Item 507. Item 507 provides: "If any of the securities to be registered are to be offered for the account of security holders, name each such security holder, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder prior to the offering, the amount to be offered for the security holder's account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering."

                        Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (the "1999 Interpretation")
                        provides: "We were asked whether identification of an entity as a selling shareholder in the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity.
                        The company must identify in the registration statement the person or persons who have voting or investment control over the company's securities that the entity owns. Use Rule 13d-3 by analogy to make the determination."

                        March 27, 2006
                        Page 3


                        The SEC's 1997 telephone interpretation 60 (Regulation S-K) provides: "The term `security holder,' as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record."
                        (Regulation S-K is the standard instructions for filing forms with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange
                        Act of 1934, as amended (the "Exchange Act").


Legal Analysis          On the basis of the above, it is our view that the selling shareholder disclosure required by Item 507 of Regulation S-K should be disclosure of the "beneficial owners" of the shares being sold and, accordingly, should be consistent with what the selling shareholders would report under Section 13 of the Exchange Act and Rule 13d-1 thereunder if the selling shareholders were subject to such reporting requirements. The appropriate filing form under Section 13 for a registered investment adviser such as Wellington
                        Management generally is Schedule 13G. Schedule 13G does not require disclosure of natural persons having the power to vote or dispose of the securities beneficially owned by an investment adviser. Accordingly, based on and subject to the foregoing, we do not believe Regulation S-K, Item 507 or the SEC staff's interpretations of Regulation S-K require additional disclosure with respect to Wellington Management or the Client Accounts in the Registration Statement.

                        This result is consistent with the applicable rules and with the underlying purpose of the disclosure requirements. The 1999 Interpretation may be interpreted to require Wellington Management (along with all other investment advisers) to disclose the names of specific portfolio managers, proxy voting officers, and similar officers who carry out investment and voting decisions on a day-to-day basis with respect to portfolio securities owned by investment advisory client accounts. Such a reading of the 1999
                        Interpretation would require disclosure that is, in our view, not meaningful, and that would be inconsistent with the underlying purpose of the disclosure requirements, which is to ensure that investors know the identity of beneficial owners of shares and to prevent the use of nominees or mere record shareholders to shield the identity of beneficial owners.
                        There is clearly no such intention or effect here: the Client Accounts own the subject shares, and are advised by Wellington Management, all as disclosed in the Registration Statement.


Conclusion              For the reasons set forth above, we do not believe that the requested disclosure is practicable for Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.

                        Feel free to contact me if you have any further questions (617-790-7745).
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